Filed by Coherent, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Coherent, Inc.

Commission File No.: 001-33962

All Hands Outline

Today is an important and exciting day for Coherent – late last night we signed a definitive agreement to combine with Lumentum to create an all photonics industry leader.

Together, Coherent and Lumentum will have the breadth & depth in photonics innovation, research and development, product portfolio, customer reach, and world-class manufacturing, capable of accelerating the future of photonics at an even faster pace, when combined into a single business.

Let me say a few words about Lumentum. Lumentum was spun out of JDSUniphase in 2015. Their core businesses are fiber optics-based components, modules and sub-systems for telecom and datacom, as well as 3D sensors used in smartphones for facial recognition and security authentication, where they are a recognized industry leader.

The two companies have highly complementary products and capabilities.

As you know, Photonics underpins many advances in technology, products and services that align with global mega-trends in next generation electronic devices, healthcare, clean-tech energy, communications, cloud storage and touchless security authentication, to name but a few.

Lumentum is a leader in optical communications products that form the backbone of the entire internet and data centers – whether phone calls, video calls, web page searches, music downloads, data files or text messages – their products support and facilitate the flow of information.

When we combine our expertise in Micro-Electronics, Precision Manufacturing, Instrumentation for bioscience, therapeutics and research as well as Aerospace and Defense with their capabilities – it’s clear we have highly complementary businesses.

Let me talk a bit about culture: core to Coherent’s values are innovation, our customer focus and a quality first commitment. We have an incredibly talented team. I cannot stress enough how these same values are shared by the Lumentum team and resonate throughout their organization as well.

In the combined company, we will have the vision to be even better partners to our customers and to accelerate the pace of innovation even further – resulting in more industry leading products and faster growth.

Let me cover the deal highlights – Lumentum is acquiring Coherent for the equivalent of $226 per share which is almost a 50% premium from our closing price this past Friday’s close, valuing our company at over $5bn which is a testimony to the value each and every one of you – our talented employees, has brought to the Coherent brand.

The closing of the transaction is subject to approval by both companies’ stockholders and receipt of regulatory approvals in various countries, among other closing conditions. We expect to satisfy these closing requirements in the second half of calendar year 2021.

We also announced preliminary Q1 results ranges which were ahead of our guidance and point to the strength in our business, and I’m pleased to report that Kevin is postponing his retirement and will continue to be our CFO through the acquisition process.

You are probably wondering what will happen to the Coherent brand name and who will be the new leadership team. Let me tell you what has been announced and we know for sure.

Alan Lowe, the current Lumentum CEO will be the CEO of the combined business, and some number of our current Coherent Board members will join the Lumentum Board.

With regard to the Coherent brand – clearly, we are a highly recognized brand in our applications and end-markets, and for sure the value that brings will want to be preserved.

Beyond that, exactly how the leadership teams of both companies will be combined and how the Coherent brand will be managed will be determined during the integration planning phase.

So until the transaction closes, it is business as usual and we must continue to operate as separate and independent companies.

We have already begun to reach out to our customers and suppliers – Mark, Roger and Brad have been in contact with many of them already and with the help of our sales and supply chain teams, will continue to do so for the next few days to update them on today’s news.

You are an incredibly talented and committed team who will benefit from new and exciting career opportunities as a result of the enhanced scale and breadth of the combined growing company.

I’ll ask Bret to cover a few key reminders before I close out.

We will be sending out much more communication on this, including dos and don’ts surrounding the integration planning process and pre-closing period. But the core message is simple: While the companies will engage in integration planning to ensure a seamless transition, we cannot start integrating our operations or change how we do business until we close the transaction. Remember that integration planning is OK, but we cannot implement those plans until closing.

As is customary in these types of transactions, we have agreed to certain customary interim operating covenants relating to our business in the period between signing and closing, but remember that we will continue to conduct our ordinary course business as an independent company until closing. We will be following up with more detail on these operating covenants, but for now we need everyone to make sure that they are closely following our internal controls, particularly around getting any required internal approvals.

Again, unless you are part of the transaction or integration planning teams and working on an authorized integration planning workstream, you should not be discussing this transaction with Lumentum employees. We will be providing additional training to everyone who is involved on one of these teams.

Importantly, for everyone, please reach out and ask a question if you ever aren’t sure of something: don’t guess or make an assumption. Get your question answered—this is really “zero tolerance” time. Contact your local legal department or finance team member. We will have a team for handling escalations as well as needed.

I’ll turn it back over to Andy now.

Just to reinforce Bret’s comments, for now, and until the transaction closes, one more reminder that Lumentum and Coherent will continue to operate as separate companies, and our focus must be on executing to our Annual Plan and our Good To Great transformation.

So while it remains business as usual, full speed ahead, I would like to take the opportunity to recognize this moment as the successful outcome of many years of hard work.  Congratulations, and thank you to the entire Coherent team, your continued hard work and dedication will propel the combined business into an even more exciting future!

Important Information and Where to Find It

This communication is being made in respect of a proposed business combination involving Lumentum Holdings Inc. (“Lumentum”) and Coherent, Inc. (“Coherent”). In connection with the proposed transaction, Lumentum will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Coherent and Lumentum and that also will constitute a prospectus with respect to shares of Lumentum’s common stock to be issued in the proposed transaction (the “Joint Proxy Statement/Prospectus”). Coherent and Lumentum may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for the Joint Proxy Statement/Prospectus or any other document which Coherent or Lumentum may file with the SEC. INVESTORS, COHERENT STOCKHOLDERS AND LUMENTUM STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain these materials (when they are available) and filed free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by Lumentum (when they become available) may be obtained free of charge on Lumentum’s website at www.lumentum.com or by contacting Lumentum’s Investor Relations Department at investor.relations@lumentum.com. Copies of documents filed with the SEC by Coherent (when they become available) may be obtained free of charge on Coherent’s website at https://investors.coherent.com/ by contacting Coherent’s Investor Relations at investor.relations@coherent.com.

Participants in the Solicitation

Coherent or Lumentum and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Coherent’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Coherent’s proxy statement for its 2020 annual meeting of stockholders which was filed with the SEC on April 6, 2020. Information regarding Lumentum’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Lumentum’s proxy statement for its 2020 annual meeting of stockholders which was filed with the SEC on September 25, 2020. Coherent stockholders and Lumentum stockholders may obtain additional information regarding the direct and indirect interests of the participants in the solicitation of proxies in connection with the proposed transaction, including the interests of Coherent and Lumentum directors and executive officers in the transaction, which may be different than those of Coherent and Lumentum stockholders generally, by reading the Joint Proxy Statement/Prospectus and any other relevant documents that are filed or will be filed with the SEC relating to the transaction. You may obtain free copies of these documents using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Coherent’s and Lumentum’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, its business and industry, management’s beliefs and certain assumptions made by Coherent and Lumentum, all of which are subject to change. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “expect,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining stockholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of Coherent’s and Lumentum’s businesses and other conditions to the completion of the transaction; (ii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Coherent and Lumentum; (iii) the impact of the COVID-19 pandemic and related private and public sector measures on Coherent’s business and general economic conditions; (iv) risks associated with the recovery of global and regional economies from the negative effects of the COVID-19 pandemic and related private and public sector measures; (v) Coherent’s and Lumentum’s ability to implement its business strategy; (vi) pricing trends, including Coherent’s and Lumentum’s ability to achieve economies of scale; (vii) potential litigation relating to the proposed transaction that could be instituted against Coherent, Lumentum or their respective directors; (viii) the risk that disruptions from the proposed transaction will harm Coherent’s or Lumentum’s business, including current plans and operations; (ix) the ability of Coherent or Lumentum to retain and hire key personnel; (x) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (xi) uncertainty as to the long-term value of Lumentum common stock; (xii) legislative, regulatory and economic developments affecting Coherent’s and Lumentum’s businesses; (xiii) general economic and market developments and conditions; (xiv) the evolving legal, regulatory and tax regimes under which Coherent and Lumentum operate; (xv) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect Coherent’s and/or Lumentum’s financial performance; (xvi) restrictions during the pendency of the proposed transaction that may impact Coherent’s or Lumentum’s ability to pursue certain business opportunities or strategic transactions; (xvii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Coherent’s and Lumentum’s response to any of the aforementioned factors; (xviii) geopolitical conditions, including trade and national security policies and export controls and executive orders relating thereto, and worldwide government economic policies, including trade relations between the United States and China; (xix) Coherent’s ability to provide a safe working environment for members during the COVID-19 pandemic or any other public health crises, including pandemics or epidemics; and (xx) failure to receive the approval of the stockholders of Lumentum and/or Coherent. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the joint proxy statement/prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Coherent’s or Lumentum’s consolidated financial condition, results of operations, or liquidity. Neither Coherent nor Lumentum assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.